UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarter Ended September 30, 2005

Black Hills Corporation

(Name of registered holding company)

625 Ninth Street, Rapid City, South Dakota 57701

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Mark T. Thies
Black Hills Corporation
625 Ninth Street
Rapid City, SD 57701
(605) 721-1700

ITEM 1 – ORGANIZATION CHART

	Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Type of Business
1.	Black Hills Corporation*	N/A	04/28/2000	South Dakota	N/A	Holding company
1.1	Black Hills Energy, Inc.*	N/A	01/29/2001	South Dakota	100%	Intermediate non-utility holding company for Black Hills Corporation’s EWGs, QFs, natural gas/oil/coal companies
1.1.1	Black Hills Generation, Inc.*	N/A	01/05/2000	Delaware	100%	Intermediate non-utility holding company for Black Hills Corporation EWGs and QFs and other businesses related to the ownership and operation of EWGs and QFs
1.1.1.2	Black Hills Idaho Operations, LLC	Energy-related	10/20/1998	Delaware	100%	Provides operating services to a qualifying facility
1.1.13	Black Hills Nevada Operations, LLC	Energy-related	06/26/2001	Delaware	100%	Operates qualifying facility
1.1.1.4	Black Hills Ontario, LLC	Energy-related	12/23/1996	Delaware	50%	Qualifying facility
1.1.1.5	Black Hills Southwest, LLC*	N/A	06/11/2001	Delaware	100%	Intermediate non-utility subsidiary
1.1.1.5.1	Black Hills Nevada, LLC*	N/A	08/19/1999	Delaware	100%	Intermediate non-utility subsidiary
1.1.1.5.1.1	Desert Arc I, LLC	N/A	08/19/1999	Delaware	50%	Intermediate non-utility holding company
1.1.1.5.1.2	Desert Arc II, LLC	N/A	08/19/1999	Delaware	50%	Intermediate non-utility holding company
1.1.1.5.1.1.1 1.1.1.5.1.2.1	Las Vegas Cogeneration Limited Partnership	Energy-related	02/01/1991	Nevada	50%	Qualifying facility
1.1.1.5.1.3	Sunco, Ltd., a Limited Liability Company	Energy-related	02/10/1994	Nevada	100%	Qualifying facility thermal host
1.1.2	Wyodak Resources Development Corp.	Energy-related	07/23/1956	Delaware	100%	Coal mining company
1.1.3	Black Hills Exploration and Production, Inc.	Energy-related	11/03/1977	Wyoming	100%	Oil and natural gas exploration and production
1.1.3.1	Black Hills Gas Holdings Corp. (fka Mallon Resources Corporation)*	N/A	07/18/1988	Colorado	100%	Intermediate non-utility holding company
1.1.3.1.1	Black Hills Gas Resources, Inc. (fka Mallon Oil Company)	Energy-related	05/31/1978	Colorado	100%	Oil and gas exploration and production and owns a natural gas gathering pipeline

*System Company that directly/indirectly holds securities of Reporting Company

	Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Type of Business
1.1.3.1.2	Black Hills Cabresto Pipeline, LLC	Energy-related	08/28/2003	Delaware	100%	Owns and operates 12-mile natural gas pipeline in New Mexico
1.1.4	Black Hills Energy Resources, Inc.	Energy-related	06/25/1997	South Dakota	100%	Markets energy commodities
1.1.4.1	Black Hills Operating Company, LLC	Energy-related	02/01/2002	Delaware	100%	Operates and manages oil pipelines and terminals in Texas
1.1.4.2	Black Hills Energy Pipeline, LLC*	N/A	07/20/1999	Delaware	100%	Intermediate non-utility holding company
1.1.4.3	Black Hills Millennium Pipeline, Inc.*	N/A	07/13/1999	South Dakota	100%	Intermediate non-utility subsidiary
1.1.4.2.1 1.1.4.3.1	Millennium Pipeline Company, L.P.	Energy-related	08/19/1999	Texas	100%	Owns and operates an oil pipeline in Texas
1.1.4.4	Black Hills Energy Terminal, LLC*	N/A	09/29/1999	South Dakota	100%	Intermediate non-utility subsidiary
1.1.4.5	Black Hills Millennium Terminal, Inc.*	N/A	09/17/1999	South Dakota	100%	Intermediate non-utility subsidiary
1.1.4.4.1 1.1.4.5.1	Millennium Terminal Company, L.P.	Energy-related	01/21/2000	Texas	100%	Operates an oil terminal and storage facility
1.1.4.6	Black Hills Kilgore Energy Pipeline, LLC*	N/A	02/01/2002	Delaware	100%	Intermediate non-utility subsidiary
1.1.4.7	Black Hills Kilgore Pipeline, Inc.*	N/A	02/01/2002	Delaware	100%	Intermediate non-utility subsidiary
1.1.4.6.1 1.1.4.7.1	Black Hills Kilgore Pipeline Company, L.P.	Energy-related	03/14/2002	Texas	100%	Owns and operates an oil pipeline in Texas
1.1.5	Enserco Energy Inc.	Energy-related	08/16/1996	South Dakota	100%	Markets energy commodities

*System Company that directly/indirectly holds securities of Reporting Company

ITEM 2 – ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

For the three month period ended September 30, 2005 (in thousands):

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given With Security	Consideration Received for Each Security

Black Hills Idaho Operations, LLC	ST Debt	$ 73	Issue	4.77%	Black Hills Generation, Inc.	None	$ 73

Wyodak Resources Development Corp.	ST Debt	1,016	Issue	4.77%	Black Hills Exploration and Production, Inc.	None	1,016

Black Hills Generation, Inc.	ST Debt	81	Issue	4.77%	Sunco, Ltd. LLC	None	81

Las Vegas Cogeneration Limited Partnership	ST Debt	471	Issue	4.77%	Black Hills Generation, Inc.	None	471

Black Hills Nevada Operations	ST Debt	19	Issue	4.77%	Black Hills Generation, Inc.	None	19

Black Hills Corporation	ST Debt	51,446	Issue	4.77%	Black Hills Exploration and Production, Inc.	None	51,446

Black Hills Energy	ST Debt	3,268	Issue	4.77%	Black Hills Exploration and Production, Inc.	None	3,268

Non-Utility Money Pool	ST Debt	45,932	Issue	4.56%	Enserco Energy, Inc.	None	45,932

Non-Utility Money Pool	ST Debt	139	Issue	4.56%	Sunco, Ltd. LLC	None	139

Black Hills Idaho Operations, LLC	ST Debt	1,177	Issue	4.56%	Non-Utility Money Pool	None	1,177

Black Hills Ontario, Inc.	ST Debt	3,974	Issue	4.56%	Non-Utility Money Pool	None	3,974

Las Vegas Cogeneration Limited Partnership	ST Debt	10,607	Issue	4.56%	Non-Utility Money Pool	None	10,607

Black Hills Nevada Operations	ST Debt	692	Issue	4.56%	Non-Utility Money Pool	None	692

Wyodak Resources Development Corp.	ST Debt	30,444	Issue	4.56%	Non-Utility Money Pool	None	30,444

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution

None

ITEM 3 – ASSOCIATE TRANSACTIONS

Part I – Transactions performed by reporting companies on behalf of associate companies

For the three month period ended September 30, 2005 (in thousands):

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

Enserco Energy Inc.	Black Hills Power, Inc.	Physical gas sales	$9,030	N/A	N/A	$9,030

Enserco Energy Inc.	Black Hills Wyoming, Inc.	Physical gas sales	1,239	N/A	N/A	1,239

Enserco Energy Inc.	Black Hills Ontario, LLC	Physical gas sales	985	N/A	N/A	985

Wyodak Resources Development Corp.	Black Hills Power, Inc.	Coal sales	2,267	N/A	N/A	2,267

Wyodak Resources Development Corp.	Black Hills Wyoming, Inc.	Coal sales	678	N/A	N/A	678

Black Hills Exploration	Enserco Energy Inc.	Physical gas sales	3,902	N/A	N/A	3,902
and Production, Inc.

Black Hills Gas	Enserco Energy Inc.	Physical gas sales	14,138	N/A	N/A	14,138
Resources, Inc.

Black Hills Exploration and Production, Inc.	Black Hills Gas Resources, Inc.	Operational services	278	N/A	N/A	278

Part II – Transactions performed by associate companies on behalf of reporting companies

For the three months ended September 30, 2005 (in thousands):

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

Black Hills Energy, Inc.	Black Hills Exploration and Production, Inc.	Corporate services	N/A	$ 1,802	N/A	$ 1,802

Black Hills Energy, Inc.	Enserco Energy Inc.	Corporate services	N/A	623	N/A	623

Black Hills Energy, Inc.	Wyodak Resources Development Corp.	Corporate services	N/A	797	N/A	797

Black Hills Energy, Inc.	Black Hills Energy Resources, Inc.	Corporate services	N/A	30	N/A	30

Black Hills Energy, Inc.	Black Hills Kilgore Pipeline Company, LP	Corporate services	N/A	37	N/A	37

Black Hills Energy, Inc.	Millennium Pipeline Company, LP	Corporate services	N/A	201	N/A	201

Black Hills Power, Inc.	Wyodak Resources Development Corp.	Retail electric services	146	N/A	N/A	146

Note:

Black Hills Corporation has formed a service company, Black Hills Service Company, LLC (“BHSC”), pursuant to the authority granted in Black Hills Corporation, et al., Holding Company Act Release No. 35-27931 (“Order”). The Commission approved BHSC’s standard form of service company agreements in the Order. Pursuant to the phase-in authorized in the Order, BHSC will become fully operational by the end of the year 2005 and perform services under service company agreements with its affiliates.

ITEM 4 – SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization as of September 30, 2005	$1,441,367		line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	216,205		line 2

Greater of $50 million or line 2		$216,205	line 3

Total current aggregate investment:
(categorized by major line of energy-related business)

Total current aggregate investment(1)		—	line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
system (line 3 less line 4)		$216,205	line 5

Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
None

(1)

Investments in energy related companies prior to December 28, 2004, the date Black Hills Corporation became a registered holding company are reported under Item 5 – Other Investments on this Form U-9C-3.

ITEM 5 – OTHER INVESTMENTS

As of September 30, 2005 (in thousands):

Major Line of Energy-Related Business(1)	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment

Energy commodity	$ 80,928	$ 127,478	Quarterly earnings and change in
marketing			intercompany balances

Qualifying facilities	65,437	14,046(2)	Quarterly earnings and change in
			intercompany balances

Fuel transportation,	119,910	110,735	Quarterly earnings and change in
handling and storage			intercompany balances
facilities

Oil and gas exploration	58,550	58,996	Quarterly earnings and change in
and production			intercompany balances

Coal mining	9,669	11,358	Quarterly earnings and change in
			intercompany balances

__________________________

(1)	Energy related businesses exempt from calculation in Item 4 – Summary of Aggregate Investment prior to December 28, 2004, the date which Black Hills Corporation became a registered holding company.
(2)	Quarterly earnings include a $32.7 million after-tax impairment charge for the Las Vegas I power plant.

ITEM 6 – FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

(a)	Financial statements:

Financial statements as of September 30, 2005 are being filed in paper under cover of Form SE and confidential treatment is being requested pursuant to Rule 104(b), 17 C.F.R. § 250-104(b).

(b)	Exhibits:

Exhibits are being filed in paper under cover of Form SE and confidential treatment is being requested pursuant to Rule 104(b), 17 C.F.R. § 250-104(b).

SIGNATURE

Black Hills Corporation

By: /s/ Mark T. Thies
MARK T. THIES
Executive Vice President and
Chief Financial Officer

Dated: November 28, 2005

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the second quarter of 2005 was filed with Black Hills Corporation’s interested state commissions whose names and addresses are listed below:

Public Service Commission of Montana

1701 Prospect Avenue

Helena, MT 59620-2601

Public Utilities Commission of South Dakota

Capitol Building, 1st Floor

500 East Capital Avenue

Pierre, SD 57501-5070

Public Service Commission of Wyoming

2515 Warren Avenue, Suite 300

Cheyenne, WY 82002